Mail Stop 0306

      February 8, 2005

VIA U.S. MAIL and FACSIMILE (314) 771-0650


Daniel C. Dunn
Vice President and Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, MO  63110

	RE:	Allied Healthcare Products, Inc.
		Form 10-K/A for the fiscal year ended June 30, 2004
		Filed October 1, 2004
		File No. 000-19266

Dear Mr. Dunn:

      We have reviewed your response letter dated January 28, 2005 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the year ended June 30, 2004

Critical Accounting Policies - Page 13

1. We note your response to comment 1. Tell us whether your auditors identified any internal control weakness related to the limitations in your accounting software that precludes a direct reduction of obsolete inventory. Additionally, tell us whether you currently have any plans to enhance your accounting software so that inventory impairments can be tracked by item.
2. As a related matter, tell us why you did not have a similar charge to the valuation allowance in the previous two periods for adjustments to standard cost. We note that you had a significant write-down in fiscal 2002.

Exhibits 31.1 and 31.2

3. Please file an amendment to your Form 10-K including the certification text as included in the appendix to your response letter dated January 28, 2005.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-1791 if you have any questions.

							Sincerely,



							Brian Cascio
							Accounting Branch Chief


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Mr. Dunn
Allied Healthcare Products, Inc.
February 8, 2005
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